SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Dolan Media Company

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
25659P402

(CUSIP Number)
October 30, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659P402

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,560,046

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,560,046

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,560,046

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	25659P402

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,560,046

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,560,046

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,560,046

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Dolan Media Company, a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP.
     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”). TCS Capital holds 83,490 shares of the Common Stock, TCS Capital II holds 505,797 shares of the Common Stock, and TCS Offshore holds 970,759 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.

Item 1(a)	Name of Issuer.

Dolan Media Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.

706 Second Avenue South, Suite 1200 Minneapolis, Minnesota 55402

Item 2(a)	Name of Person Filing.

TCS Capital GP, LLC and Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

888 Seventh Avenue, Suite 1504, New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

25659P402

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) and Eric Semler (as the principal of TCS Capital GP, LLC) are the beneficial owners of 1,560,046 shares of Common Stock.

(b) TCS Capital GP, LLC and Eric Semler are the beneficial owners of 6.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,560,046, by 25,088,804, the number of shares of Common Stock issued and outstanding as of September 30, 2007, as reported in the Issuer’s Form 8-K filed with the Commission on November 8, 2007.

(c) As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 1,560,046 shares of Common Stock beneficially owned by it. As the principal of TCS Capital GP, LLC, Eric Semler has the sole power to vote and dispose of the 1,560,046 shares of Common Stock beneficially owned by him.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement between TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 09, 2007

TCS Capital GP, LLC

	By:	/s/ Eric Semler

	Name:	Eric Semler

	Title:	Managing Member

/s/ Eric Semler

Eric Semler

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Dolan Media Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 09, 2007.

TCS Capital GP, LLC

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

/s/ Eric Semler

Eric Semler